UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008810

February 19, 2004

William Gleeson
Preston Gates Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/19/2004

Re: Alaska Air Group, Inc.
Incoming letter dated January 15, 2004

Dear Mr. Gleeson:

This is in response to your letter dated January 15, 2004 concerning the shareholder proposals submitted to Alaska Air by John Furqueron. We also have received a letter from the proponent dated February 13, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 01 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Furqueron
708 NW 5th Ave
Battle Ground, WA 98604

Preston|Gates|Ellis LLP

William Gleeson
WilliamG@prestongates.com

January 15, 2004

Via Federal Express

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. John Furqueron (the "***Proponent***")

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. ("***Alaska***" or the "***Company***") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Act***"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons the Company deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "***Staff***") concur in its opinion.

By copies of this letter and the enclosed material, the Company is notifying the Proponent and his representative of its intention to exclude this proposal from its proxy statement and form of proxy. The Company currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "***Commission***") on or about April 5, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the (206) 370-5933 or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP

By William Gleeson /ckV
William Gleeson

WG:cw

Enclosures

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of our client, Alaska Air Group, Inc., a Delaware corporation ("***Alaska***"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "***Proposal***"), submitted by Mr. John Furqueron (the "***Proponent***"), a copy of which is annexed hereto as Exhibit B, for inclusion in Alaska's proxy statement and form of proxy for Alaska's 2004 Annual Meeting of Stockholders (collectively, the "***2004 Proxy Materials***") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004. The Proponent has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.

As counsel to the Company, we have provided advice to the Company on Delaware law as it relates to the Proposal. That advice is reflected below in discussions of Delaware law and reflects our opinion of counsel.

The Proposal requests that the Board of Directors of the Company (the "***Board***") amend the Bylaws of the Company to provide that the chairman of the Board be "independent."

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

The Proposal or portions thereof may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed below, the number of statements that must be omitted or substantially revised renders the Proposal false and misleading. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We believe that the following statements in the Proposal are false and/or misleading:

1. *The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO.*

This statement is false and misleading. No evidence or support is provided for the claim that the primary purpose of Alaska's Board (or any other board of directors) is to provide "independent oversight of management." There is no reference in the Delaware General Corporation Law or in case law, nor in Alaska's Restated Certificate of Incorporation or Bylaws to support such a claim. Without supporting evidence, the statement is mere opinion presented as fact. The SEC has taken the position that such statements should be deleted, substantiated or clearly recast as opinions. *See* SEC No-Action Letter, Colgate-Palmolive Company (March 8, 2002) (permitting company to exclude portions of supporting statement if not recast as opinions); SEC No-Action Letter, Aetna Inc. (March 1, 2002) (same); SEC No-Action Letter, Sonat, Inc. (March 6, 1990) (same); SEC No-Action Letter, Lubrizol Corporation (February 10, 1999) (requiring revision to clarify that statements were proponent's opinions).

2. *How can one person, serving as both Chairman and CEO, effectively monitor and evaluate his or her own performance?*

The statement is misleading in that it suggests that a CEO who is also Chairman is responsible in whole or in part for the board function of monitoring his own performance as CEO. The Board's Compensation Committee, which is comprise of entirely independent directors, is charged with the responsibility of evaluating the performance of the CEO. Neither the CEO nor any employee director has any role in such evaluation. The statement should be deleted.

3. *An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.*

First, the statement is false and misleading in that it suggests that investor confidence may be less or lower if the Company has a chairman who is not independent. No evidence or support is provided for this claim. Without supporting evidence, the statement is mere opinion presented as fact. The Staff has taken the position that such statements should be deleted, substantiated or clearly recast as opinions. *See* SEC No-Action Letter, Colgate-Palmolive Company (March 8, 2002) (permitting company to exclude portions of supporting statement if not recast as opinions); SEC No-Action Letter, Aetna Inc. (March 1, 2002) (same); SEC No-Action Letter, Sonat, Inc. (March 6, 1990) (same); SEC No-Action Letter, Lubrizol Corporation (February 10, 1999) (requiring revision to clarify that statements were proponent's opinions).

Second, the statement is false and misleading in that it suggests that that a board's integrity may be less or lower if the Company has a Chairman who is not independent. No evidence or support is provided for this claim. Without supporting evidence, the statement is mere opinion presented as fact. As noted above, the Staff has taken the position that such statements should be deleted, substantiated or clearly recast as opinions.

Finally, the statement also impugns the integrity of the Board by suggesting, without factual foundation, that the integrity of the Board is less than desirable.

4. *A blue-ribbon commission of the National Association of Corporate Directors recently observed "it is difficult for us to see how an active CEO, already*

responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

There is not support for the claim that the commission was a "blue ribbon" commission. Without supporting evidence, the statement is mere opinion presented as fact. As noted above, the Staff has taken the position that such statements should be deleted, substantiated or clearly recast as opinions. In addition, there is no citation provided to allow a stockholder to verify the quoted language. Accordingly, such statements should be deleted and the paragraph should be omitted in its entirety. At a minimum, an accurate citation should be provided for the claim.

5. *In January 2003 the Conference Board said, "Typically, the CEO is a member of the board, but he or she is also part of the management team that the board oversees. The dual role can provide a potential for conflict, particularly in those cases in which the CEO attempts to dominate both the management of the company and the exercise of the responsibilities of the board."*

   The Conference Board added that it was ". . . profoundly troubled by the corporate scandals of the recent past. The primary concern in may of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play a central oversight role needed to ensure a healthy system of corporate governance."

There is no citation provided to allow a stockholder to verify the quoted language. Accordingly, the statements should be deleted.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

No. 9 Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors amend the By-Laws to require that an independent director, according to the 2003 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors.

Mr. John Furqueron submits this proposal. This won a 47.38 percent of the yes-no vote at our company in 2003.

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. An independent chairman can enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to The Wall Street Journal, "...in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs" (Splitting Posts of Chairman, CEO Catches on With Boards, November 11,2002).

How can one person, serving as both Chairman and CEO, effectively monitor and evaluate his or her own performance? A blue-ribbon commission of the National Association of Corporate Directors recently observed "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

In January 2003 the Conference Board said, "Typically, the CEO is a member of the board, but he or she is also part of the management team that the board oversees. This dual role can provide a potential for conflict, particularly in those cases in which the CEO attempts to dominate both the management of the company and the exercise of the responsibilities of the board."

The Conference Board added that it was "...profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board of Directors.
Accordingly, I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board. Conversely, I fear that combining the positions of

Chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

Independent Board Chairman—vote yes on no. 9

February 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402 450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group, Inc. Shareholder
Response to No Action Request
Proposal--Independent Board Chairman
Mr. John Furqueron, Horizon Air Retired Worker/Proponent

VIA OVERNIGHT MAIL and FACSIMILE

Enclosures: (1) Proponent's Exhibit Z; (2) Alaska Air Group, Inc. ("company" or "AAG") No Action Letter and Exhibits

Dear Ladies and Gentlemen of the Commission:

This letter addresses the company's no action request on the proposal referenced above. We request that receipt of this letter be acknowledged by stamping the enclosed copy of this letter and returning it to me in the enclosed SASE. If you have any comments or questions concerning my response, please contact:

(520) 742-5168; fax (520) 742-6963--or via <rerailer@earthlink.net> or via <info@votepal.com>; postal mail: Mr. John Furqueron c/o Richard D. Foley, 6040 N. Camino Arturo, Tucson AZ 85718

Please be advised that Mr. Furqueron is ready, willing an able to recast and revise his proposal based upon the guidance of the Staff.

SPLITTING THE CHAIRMAN AND CEO JOBS IS A LEGITIMATE ENHANCEMENT OF CORPORATE GOVERNANCE

The company's main arguments against the proposal cites Rule 14a-8(i)(3) and 14a-9--that it is false and misleading. This is the same argument the company used last year in its opposition to this same proposal. The Commission did not grant the company's request for a no action letter in 2003, and the proposal went on to win 47.38% of the vote.

I would like to call the Commission's attention to the following quote by Martin Dunn on Tuesday, Nov. 27, 2001. At that time Mr. Dunn was the Associate Director (Legal) of the Division of Corporation Finance, SEC:

"DUNN: "If I can interject one thing. I would say the one thing we see that we are spending more of our time on is what we always call the '(i)(3)' stuff regarding false and misleading information. We're spending more of our time parsing through sentences that companies are displeased with or think violate the proxy rules. I don't know what we can do to reverse the trend of companies not properly presenting their arguments. We tried to be clear about the process in the Staff Legal Bulletin. But I have definitely seen that we are spending more and more of our time dealing with sub-issues instead of broader issues. And if there are any ideas that anybody has as to how to make that less of the focus, I would love to hear them."

Source: "Shareholder Proposals: What to Expect in the 2002 Proxy Season"-- Teleconference Transcript - Tuesday, November 27, 2001; click on http://www.realcorporatelawyer.com/misc/teletran.html

Panel besides Mr. Dunn: Pat McGurn, Director of Corporate Programs, Institutional Shareholder Services; Nell Minow, Editor, The Corporate Library; John Wilcox, Vice Chairman, Georgeson Shareholder; Beth Young, Corporate governance consultant (former Shareholder Initiatives Coordinator, AFL-CIO).

Numerous companies including the New York Stock Exchange have begun separating the positions of Chairman and CEO.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Thank you for this opportunity to counter the company's request for a no-action letter.

Respectfully,

Steve Nieman

Steve Nieman "for" John Furqueron

cc: John Furqueron
File
Terry Dayton
Votepal.com
Alaska Air Group, Inc.
Dennis P. Barron, Esq
Windle Turley, Esq.
EDGAR--SEC

ATTACHMENT Z
Four-Year Record of Alaska Air Group, Inc.'s Unresponsiveness to Majority-Winning Votes on Shareholder Proposals

2000

Stockholder proposal to reinstate simple majority voting--passed by 66%.

2001

Stockholder proposal to reinstate simple majority voting--passed again by 69%.

Stockholder proposal to recommend the annual election of directors--passed by 70%.

2002

Stockholder proposal to reinstate simple majority voting--passed again by 86%.

2003

Stockholder proposal to reinstate simple majority voting--passed again by 51%.

Stockholder proposal recommending the annual election of directors--passed again by 70%.

Stockholder proposal recommending the board not adopt a stockholder rights plan unless it has been submitted to a stockholder vote--passed by 82%

Stockholder proposal requesting a policy of expensing future stock options--passed by just over 50%.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 15, 2004

The proposal recommends that the board of directors amend the bylaws to require that an independent director, as defined by the Council of Institutional Investors, shall serve as chairman of the board of directors.

We are unable to concur in your view that Alaska Air Group may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "The primary purpose . . ." and ends ". . . management, including the CEO" as the proponent's opinion;
- recast the sentence that begins "An independent Chairman . . ." and ends ". . . Board of Directors" as the proponent's opinion;
- provide factual support for the sentence that begins "A blue-ribbon . . ." and ends ". . . operations of the board" in the form of a citation to a specific source; and
- provide factual support for the discussion that begins "In January 2003 . . ." and ends ". . . of corporate governance" in the form of a citation to a specific source.

Accordingly, unless the proponent provides Alaska Air with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Alaska Air omits only these portions of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

Sincerely,

Michael R. McCoy
Attorney-Advisor